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                             September 3, 2020

       Jian Wang
       Chairman of the Board
       Lion Group Holding Ltd
       Unit A-C, 33/F
       Tower A, Billion Center
       1 Wang Kwong Road
       Kowloon Bay
       Hong Kong

                                                        Re: Lion Group Holding
Ltd
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 26,
2020
                                                            File No. 333-240292

       Dear Mr. Wang:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 13, 2020 letter.

       Amendment No. 1 to Form F-1 filed August 26, 2020

       General

   1. Referring to comment 3 in our letter dated August 13, 2020 and noting your response thereto, please provide
a specific legal and factual analysis of how the PIPE investors are irrevocably bound to
purchase a set number of securities for a set purchase price given the true-up and
assign-ability features of the Securities Purchase Agreement. Address whether and how a PIPE
investor/selling shareholder can transfer its interest prior to the second or optional closings or
exercise of the warrants and still be irrevocably bound
                                                        and at market risk at
the time they entered into the securities purchase agreement. Address how the registration
statement will accurately identify the selling shareholders under Item
                                                        507 of Regulation S-K.
Alternatively, withdraw or amend your registration statement to
 Jian Wang
Lion Group Holding Ltd
September 3, 2020
Page 2
         remove from registration the resale of shares subject to the Securities Purchase
         Agreement, complete the private placement of the equity line financing and then file a registration statement for these shares.

         Additionally, if your analysis concludes that the true-up and assign-ability features do not impact your ability to register the transaction as a secondary offering, please also provide an analysis of whether the private placement has been completed for the shares issuable upon the exercise of PIPE warrants and those for the Optional Closing, including whether these involve further investment decisions of the investor which would make the investor not irrevocably committed to acquire all the shares under the equity line agreement. We note that if an investor receives a warrant he can exercise or not, there is a further investment decision and he is not irrevocably committed to acquire all the shares under the equity line agreement, and the private offering is therefore not completed. A private placement with the shares underlying the equity line agreement will be considered to be completed only if the investors are irrevocably bound to purchase all of the shares under the equity agreement. For guidance please refer to Question
134.01 under the
         Securities Act Section of our "Compliance and Disclosure Interpretations" available on the Commission's website.
      Please contact Jessica Livingston at 202-551-3448 or Michael Clampitt at 202-551-
3434 with any other questions.



FirstName LastNameJian Wang                                    Sincerely,
Comapany NameLion Group Holding Ltd
                                                               Division of
Corporation Finance
September 3, 2020 Page 2                                       Office of
Finance
FirstName LastName